ESTATE DESIGNER
A FLEXIBLE PREMIUM VARIABLE JOINT AND SURVIVOR UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement dated November 3, 2003, to the Prospectus dated May 1, 2003

This supplement amends certain information contained in the prospectus dated May 1, 2003, as amended on June 27, 2003, August 21, 2003, and October 24, 2003. Please read it carefully and keep it with your prospectus for future reference.

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The text in the "Policy Availability and Qualified Plans" section on pages 47 - 48 is hereby deleted and replaced with the following:

Policy owners may use the policy with various arrangements, including:
- Certain qualified plans;
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.